UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of March 2021

Commission File Number 1-15242

Deutsche Bank Corporation
(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory note

This Report on Form 6-K contains the following exhibits. This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into Registration Statement No. 333-226421 of Deutsche Bank AG.

Exhibit 4.7(l) hereto amends and replaces Exhibit 4.7(l) of Deutsche Bank AG’s Report on Form 6-K, dated January 14, 2021, which contained formatting errors.

Exhibit 4.3(a): First Supplemental Senior Debt Funding Indenture, dated as of March 1, 2021, among Deutsche Bank AG, as Issuer, Delaware Trust Company, as Trustee, and Deutsche Bank Trust Company Americas, as Paying Agent, Authenticating Agent, Issuing Agent and Registrar.

Exhibit 4.4(a): Form of Senior Debt Funding Securities (Fixed Rate Registered Senior Debt Funding Note) of Deutsche Bank AG, designated pursuant to Officers’ Certificate dated March 1, 2021.

Exhibit 4.4(b): Form of Senior Debt Funding Securities (Floating Rate Registered Senior Debt Funding Note) of Deutsche Bank AG, designated pursuant to Officers’ Certificate dated March 1, 2021.

Exhibit 4.7(l): Eighth Supplemental Subordinated Indenture, dated as of January 14, 2021, among Deutsche Bank AG, as Issuer, Wilmington Trust, National Association, as Trustee, and Deutsche Bank Trust Company Americas, as Paying Agent, Transfer Agent and Registrar and Authenticating Agent.

Exhibit 5.8: Opinion of Davis Polk & Wardwell LLP relating to the Senior Debt Funding Securities.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2021

DEUTSCHE BANK AKTIENGESELLSCHAFT

By:	/s/ Jonathan Blake
Name: Jonathan Blake
Title: Managing Director

By:	/s/ Thomas Rueckert
Name: Thomas Rueckert
Title: Vice President

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